The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4951

www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

August 19, 2016

VIA EDGAR

Ms. Kim McManus

Senior Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ZAIS Financial Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 5, 2016

File No. 333-211251

Dear Ms. McManus:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (“ZAIS Financial” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2016 in connection with your review of Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-211251. For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following the bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 4 to the Form S-4 to reflect this comment and other changes to the Form S-4.

Recommendation of the ZAIS Financial Board and Its Reasons for the Mergers, page 119

Recommendation of the Sutherland Board and Its Reasons for the Mergers, page 125

1.	We note the revised language indicating that the opinions rendered by BofA Merrill Lynch and Houlihan Lokey relate to the original merger agreement dated April 6, 2016 and do not take into account any amendments to the merger agreement. Please disclose whether any of the merger amendments contain material changes in the assumptions underlying the opinion and whether the board believes the opinion remains valid. Please also revise to clarify that the board of ZAIS and Sutherland each considered the amendments to the merger agreement in recommending the transaction as advisable, fair to, and in the best interests of stockholders. Last, please revise the exhibit index to reference Amendment No. 2 to the Agreement and Plan of Merger, filed as part of Annex A to the joint proxy statement/prospectus.

In response to the Staff’s comment, we have revised the disclosure on page 129 and 131 to clarify that the amendments to the merger agreement do not contain material changes in the assumptions underlying or the validity of the opinions of Houlihan Lokey and BofA Merrill Lynch and that the board of directors of each of ZAIS Financial and Sutherland Asset Management Corporation do not consider the amendments to the merger agreement to affect its determination that the transaction is advisable, fair to and in the best interests of its stockholders. Additionally, we have revised the Exhibit Index to add Amendment No. 2 to the Agreement and Plan of Merger as Exhibit 2.3 to the Form S-4.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Thank you for your consideration of the Company’s response to the Staff’s comment and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Becky Chow
Jennifer Monick
Rahul K. Patel
Securities & Exchange Commission

Michael Szymanski
ZAIS Financial Corp.

Scott M. Freeman
Christopher J. Restad
Sidley Austin LLP

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